July 27, 2007

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Mail Stop 6010

United States Securities and Exchange Commission

100 First Street N. E.

Washington, D.C. 20549

Re:	Unum Group
Form 10-K for the fiscal year ended December 31, 2006
File Number 001-11294

Dear Mr. Rosenberg:

In response to your letter dated July 5, 2007, we are providing the following information as requested, in corresponding order to the numbered items in the aforementioned letter (repeated in part for your convenience).

Item 7.    Management’s Discussion and Analysis of Financial Condition

Revised Claim Reassessment Reserve Estimate; Page 32

1. It appears the Multistate Market Conduct Examination settlement agreement was completed in the fourth quarter of 2004 and the California DOI settlement agreement was completed in the third quarter of 2005. We have the following comments regarding your claims reassessment process and accounting for the related claims:

a.	Since the reassessment process began in January 2005, explain why it took until the third quarter of 2006 to complete 55% of the ultimate number of decisions that was required to achieve a more statistically credible reserve estimate.

b.	Tell us why only 20% of the ultimate number of decisions had been reassessed by the first quarter of 2006 (15 months) and the remaining 35% were reassessed during the four month period April through September 2006.

c.	You state that “The characteristics, profile, and cost of those initial 20 percent of claims were more statistically credible than the information on which we based the initial charges in 2004 and 2005.” Tell us what information you used to base the initial charges on and why you felt they were appropriate at that time.

d.	Explain why the overturn rate climbed to 50% in the period April through September 2006, from the 23% experienced through March 2006.

e.	Describe the meaning of and criteria for decisions being overturned.

f.	Describe the nature of the factors that caused decisions being overturned and why you are treating the results of the reassessment process as a change in estimate.

Response:

a.	Major contributors to achieving a more statistically credible number of claim decisions upon which to base our revised reserve estimate in the third quarter of 2006 include the following:

Timeline

The reassessment process began in January 2005 with the initial mailing of notices to claimants, allowing claimants to opt into the process if desired. Claimants were given 60 days to opt into the process and request the reassessment. As we received the claimants’ opt in requests at or before the end of the 60-day opt in period (March 2005), we began mailing the reassessment information forms, staggering the mailings to correspond with our staffing levels and abilities to handle the volume. This was allowed by and in compliance with the regulatory settlement agreements. Claimants were given another 60 days to return the required reassessment information forms (May 2005). Given this timeline, the earliest date at which we could begin our claim reassessments if claimants took the full 120 days was May 2005, the date at which the claimants in the first mailing would have returned the completed reassessment information forms. The actual average turnaround time for claimants in the first mailing to opt into the process was approximately 28 days, and the average turnaround time for claimants to return the completed reassessment information forms was approximately 43 days.

As we received each wave of completed reassessment information forms, claims for which claimants were clearly ineligible for disability benefits, such as those who had exceeded their benefit limits, were upheld. For those claims for which claimants might be eligible, we began the investigation process, which included but was not limited to ordering additional medical records and social security administration files. In some cases it took as long as one year to receive the necessary information for those claimants, but on average the information was received within a 90- to 120-day time period. This resulted in a skewed distribution on upheld versus overturned claim decisions per number of decisions made because many of the early decisions were those for which further investigation was not needed. In addition, early decisions were made on older claim years due to the sequencing of the forms mailed, as prescribed in the regulatory settlement agreements. Though not anticipated, the older claim years took longer for us to obtain the medical records and social security data needed to reassess the claim.

It was recognized by the insurance regulators that this would be an unprecedented and extraordinary process that would take a protracted period to complete due to its scope and complexity. We have been working closely with the insurance regulators throughout the claim reassessment process regarding the scheduling and execution of the process. The insurance regulators have approved both the sequence and the timing involved in the claim reassessment process.

Staffing

We were unable to immediately staff the reassessment unit due to a lack of trained, available personnel. The reassessment unit needed to include staff with the necessary skills and experience to successfully complete the reassessment. This included claims payers, vocational experts, clinical and medical experts, and unit management. During the period March 2005 to August 2005, we had approximately 40 percent of the optimal number of staff for this unit. The unit was not fully staffed until December 2005.

b.	As noted in item (a), it was necessary for us to hire and train qualified personnel to review this large volume of reassessment claims. As we increased the level of staffing, it naturally accelerated the number of claims being reassessed per period. Again, the regulators monitored and approved our progress in handling the reassessment claims. Because of the time required for our mailings, the return of opt in forms, the return of reassessment information forms, and obtaining the medical records and social security data needed to reassess the claims, the quantity of information we received and utilized in making claim decisions increased significantly during the six-month time period of April through September 2006. The 55 percent number to which we referred was comprised of 44 percent of actual claim decisions to date through September 2006 and another 11 percent in our pending inventory of claims for which we had received the reassessment information forms but not completed the reassessment. We included the pending inventory data in our analysis of projected costs because we had enough data from the returned reassessment forms that we believed it was prudent to include that information in our analysis to determine our best estimate. The comparative completion percentages were approximately 20 percent by the end of the first quarter of 2006 and approximately 44 percent by the end of the third quarter of 2006, for a completion of approximately 24 percent (44 minus 20) during the six-month period April through September 2006.

c.	Our initial charges were based on our best estimates at that time, using historical claim appeal experience with distributions by product, close reason, close year, and average cost. At that time, we believed that the reassessment process would compare similarly to our historical claim appeal experience, where a claimant disagrees with our claim decision and has the right to appeal that decision, with or without providing new information. As experience from the claim reassessment process began to emerge, it became apparent that the claim reassessment experience varied from our historical claim appeal experience. We made adjustments to our estimates as this new information became available. The adjustment in the first quarter of 2006 was based on our best estimates at that time, using the actual cost related to the claims we had actually reassessed, or approximately 20 percent of the total number of claims expected to be reassessed. As new information became available through emerging experience, we again revised our best estimate and recorded an additional adjustment in the third quarter of 2006. Throughout the entire claim reassessment process, we have monitored our claim reassessment experience relative to our assumptions and have reviewed the adequacy of the associated reserves on a quarterly basis based on our best estimates.

d.

During the second and third quarters of 2006, we concentrated our efforts on reassessment information forms that had been outstanding for more than four months. As previously noted in item (a), claims for which claimants were clearly ineligible for disability benefits were upheld immediately. For other claims for which claimants might be eligible and for which a decision had not been made in four months or more, it was generally because the claims required more investigation into medical, vocational, and social security issues and were therefore more likely to be overturned given their complexity, difficulty in obtaining information, and the amount of additional information available. We experienced a higher overturn rate during the second and third quarters of 2006, which had not been anticipated when we had recorded our earlier charges. Item (f) below provides additional information as to why this is more likely.

In summary, the early months’ experience resulted in a skewed distribution on upheld versus overturned claim decisions per number of decisions made because many of the early decisions were those for which further investigation was not needed because claimants were clearly ineligible for disability benefits.

e.	If a decision is overturned, it means that the initial claim decision is reversed and that as a result of the reassessment, a decision is made to pay additional disability benefits. This may result in disability benefits being paid for a period ongoing into the future, or the claim may be such that we pay benefits for a specified period. The regulatory settlement agreements set forth the guidelines for making these decisions, as noted in (f) below.

f.	Factors contributing to decisions being overturned, as stipulated in the regulatory settlement agreements include, but are not limited to, the following:

•

Significant weight is given to whether the claimant qualifies for disability under social security. Many of the claimants have subsequently qualified for social security disability benefits, with those decisions having been made subsequent to the initial claim denial or claim closure.

•

The reassessment process requires that we obtain a second independent medical opinion, if there is disagreement with the attending physician, before denying disability benefits on the basis that the claimant is not disabled. Because of the passage of time, we have encountered difficulties in obtaining these second opinions and challenges in assessing the medical condition at the time of claim denial or claim closure. Typically, the reassessment decisions are made in favor of the claimant in such instances.

Our initial charges were based on information available at the time, which was our historical claim appeal experience. Therefore, we treated the revision of our claim reassessment reserve as a change in accounting estimate because the change in estimate resulted from new information that was not available when we recorded the initial charges. As discussed in our Form 10-K and in this response, this claims reassessment is an unprecedented process, and the cost has been difficult to estimate.

Liquidity and Capital Resources; Page 87

Commitments, page 91

2. Please provide us in disclosure-type format a revised contractual obligations table that includes your pension and other benefit plan obligations as it would appear that these liabilities represent future legal obligations of the Company and are material.

3. Please provide us in disclosure-type format a revised contractual obligations table that presents your Policyholder Liabilities on a gross basis instead of net of reinsurance ceded. Disclosure of the reinsurance recoverable may be made in the notes to the table, in a separate table, or otherwise to inform investors of the amount of expected cash inflows.

Response:

We have revised and presented below our contractual obligations table as of December 31, 2006 to now include our pension and other benefit plan obligations as well as our policyholder liabilities on a gross basis, with a separate line disclosure for the expected cash inflows from reinsurance. We will include a similar disclosure in our June 30, 2007 Form 10-Q filing.

Commitments

The following table summarizes contractual obligations by period as of December 31, 2006 (in millions of dollars).

	Total	In 1 Year or Less	After 1 Year up to 3 Years	After 3 Years up to 5 Years	After 5 Years
Payments Due

Long-term Debt	$5,594.1	$181.2	$814.1	$623.5	$3,975.3

Policyholder Liabilities	39,485.9	5,548.3	6,406.4	4,843.9	22,687.3

Pensions and Other Postretirement Benefits	2,003.9	133.9	126.5	127.1	1,616.4

Operating Leases	106.8	32.1	39.2	17.0	18.5

Purchase Obligations	96.1	95.2	0.9	—	—

Total	$47,286.8	$5,990.7	$7,387.1	$5,611.5	$28,297.5

Receipts Due

Reinsurance Recoverable	$8,707.3	$1,390.8	$576.4	$517.9	$6,222.2

Policyholder liability maturities and the related reinsurance recoverable represent the projected payout of the current inforce policyholder liabilities and the expected cash inflows from reinsurers for liabilities ceded. These projections incorporate uncertainties as to the timing and amount of claim payments. We utilize extensive liability modeling to project future cash flows from the inforce business. The primary assumptions used to project future cash flows are claim incidence rates for mortality and morbidity, claim resolution rates, persistency rates, and interest rates. These cash flows are discounted to determine the current value of the projected claim payments and related recoverables from reinsurers. The timing and amount of cash outflows for payments on policyholder liabilities and cash inflows for related reinsurance recoverables on ceded policyholder liabilities may vary significantly from the projections above. See our previous discussion of asset/liability management under “Investments” contained herein in Item 7.

Pensions and other postretirement benefit obligations include our defined benefit pension and postretirement plans for our employees, including non-qualified pension plans. Pension plan obligations, other than the non-qualified plans, represent our contributions to the pension plans, with the next 12 months’ contributions equaling our planned contributions and the remaining years’ contributions projected based on the average remaining service period assuming the current funded status of the plans. Non-qualified pension plan and other postretirement benefit obligations represent the expected benefit payments related to these plans, discounted with respect to interest and reflecting expected future service, as appropriate.

Financial Statements

Note 1 – Significant Accounting Policies, page 106

Mortgage Loans, page 106

4. Please provide us in disclosure type format your accounting policy for prepayments.

Response:

We propose to include in our 2007 Form 10-K the following additional investment disclosure in our significant accounting policies contained in Note 1.

Payment terms specified for fixed maturity securities and mortgage loans may include a prepayment penalty for unscheduled payoff of the investment. Prepayment penalties are recognized as investment income when received.

Note 7 – Liability for Unpaid Claims and Claim Adjustment Expenses, page 127

5. Please provide us in disclosure type format a discussion of the factors that resulted in the significant increase in “Prior Years – Incurred” for each of the periods presented. Include the new information identified and how it impacted the estimate and why it was appropriately recorded in the period.

Response:

We propose to include in our 2007 Form 10-K the following disclosure for Note 7, updated as appropriate to include 2007 activity.

Note 7 - Liability for Unpaid Claims and Claim Adjustment Expenses

Changes in the liability for unpaid claims and claim adjustment expenses are as follows:

	2006	2005	2004
	(in millions of dollars)
Balance at January 1	$23,047.7	$22,285.1	$20,397.5
Less Reinsurance Recoverable	2,267.3	3,096.2	2,654.5

Net Balance at January 1	20,780.4	19,188.9	17,743.0

Acquisition of Business - Note 6	—	—	267.0
Recapture of Business - Note 13	—	934.8	—

Incurred Related to
Current Year	5,204.4	5,188.3	5,471.5
Prior Years
Interest	1,149.5	1,066.9	1,005.0
Incurred for Claim Reassessment Process	396.4	52.7	84.5
Incurred for Individual Income Protection - Closed Block Restructuring			237.4
All Other Incurred	228.5	390.2	13.7
Foreign Currency	292.2	(224.2)	128.7

Total Incurred	7,271.0	6,473.9	6,940.8

Paid Related to
Current Year	(1,597.5)	(1,692.1)	(1,726.3)
Prior Years	(4,386.8)	(4,125.1)	(4,035.6)

Total Paid	(5,984.3)	(5,817.2)	(5,761.9)

Net Balance at December 31	22,067.1	20,780.4	19,188.9
Plus Reinsurance Recoverable	2,257.3	2,267.3	3,096.2

Balance at December 31	$24,324.4	$23,047.7	$22,285.1

The majority of the net balances are related to disability claims with long-tail payouts on which interest earned on assets backing liabilities is an integral part of pricing and reserving. Interest accrued on prior year reserves has been calculated on the opening reserve balance less one-half year’s cash payments at our average reserve discount rate used during 2006, 2005, and 2004.

Our “Incurred Related to Prior Years” includes adjustments to reserves for our claim reassessment process. We entered into settlement agreements with various state insurance regulators in the fourth quarter of 2004 and with the California Department of Insurance (DOI) in the third quarter of 2005. In connection with these settlement agreements, we increased our income protection claim reserves $84.5 million in 2004 and $52.7 million in 2005. During 2006, we further increased our income protection claim reserves $396.4 million to reflect our revised estimate for costs associated with the claim reassessment process. “Paid Related to Prior Years” includes $154.9 million and $16.1 million in 2006 and 2005, respectively, for these reserve charges. There were no payments related to prior years in 2004 for these reserve charges. See Note 15 for further discussion of the settlement agreements and the claim reassessment process.

In 2004, we completed an analysis of the assumptions related to our individual income protection – closed block claim reserves. The analysis was initiated based on the restructuring effective January 1, 2004, which reflected the individual income protection – closed block as a stand-alone segment. Previously these reserves were analyzed for the individual income protection line of business on a combined basis. Included in the analysis was a review of morbidity assumptions, primarily claim resolution rates, and claim reserve discount rate assumptions. Based upon this analysis, we lowered the claim reserve discount rate to reflect the segmentation of the investment portfolio between the individual income protection – recently issued business and the individual income protection – closed block business, the duration of the assets and the related policy liabilities. Based on the analysis, in 2004 we increased our individual income protection – closed block claim reserves by $110.6 million to reflect our current estimate of future benefit obligations. “Incurred Related to Prior Years” includes $237.4 million in 2004 for the reserve strengthening, reinsurance, and other related adjustments associated with the restructuring.

“Incurred Related to Prior Years – All Other Incurred” for 2006 and 2005 relates primarily to the recent variability in our claim resolution rate experience. Claim resolution rates are very sensitive to operational and environmental changes and can be volatile over short periods of time. We consider the recent variability in our claim resolution rate experience to be primarily the result of a temporary reduction in the operating effectiveness of our Unum US and Individual Income Protection – Closed Block segment claims management performance. Our claim resolution rate assumption used in determining reserves is our expectation of the resolution rate we will experience over the life of the block of business and will vary from actual experience in any one period, both favorably and unfavorably.

A reconciliation of policy and contract benefits and reserves for future policy and contract benefits as reported in the consolidated balance sheets to the liability for unpaid claims and claim adjustment expenses is as follows:

	2006	December 31 2005	2004
	(in millions of dollars)
Policy and Contract Benefits	$2,220.4	$2,063.4	$1,841.6
Reserves for Future Policy and Contract Benefits	35,689.4	34,041.5	33,224.8

Total	37,909.8	36,104.9	35,066.4
Less:
Life Reserves for Future Policy and Contract Benefits	7,753.1	7,471.3	7,280.0
Accident and Health Active Life Reserves	4,869.2	4,464.6	4,409.6
Unrealized Adjustment to Reserves for Future
Policy and Contract Benefits	963.1	1,121.3	1,091.7

Liability for Unpaid Claims and Claim
Adjustment Expenses	$24,324.4	$23,047.7	$22,285.1

The unrealized adjustment to reserves for future policy and contract benefits reflects the changes that would be necessary to policyholder liabilities if the unrealized investment gains and losses related to the available-for-sale securities had been realized. Changes in these adjustments are reported as a component of other comprehensive income.

Note 12 – Stock Based Compensation, page 140

6. Please provide us in disclosure type format a revised discussion of your stock based awards that includes the intrinsic value information required by paragraphs A240(c)(2) and (d) of SFAS 123(R) or demonstrate to us where you included this information in your current disclosure.

Response:

We propose to include in our 2007 Form 10-K the following additional disclosures in our Note 12 under the captions “Nonvested Stock Awards” and “Stock Options,” updated as appropriate for 2007 activity.

Nonvested Stock Awards

The total fair value of shares vested during 2006, 2005, and 2004 was $12.6 million, $2.4 million, and $2.2 million, respectively.

Stock Options

All outstanding stock options were exercisable as of December 31, 2006, with an aggregate intrinsic value of $11.0 million and a remaining weighted average contractual life of 2.7 years. The total intrinsic value of options exercised during 2006, 2005, and 2004 was $0.9 million, $1.9 million, and $0.3 million, respectively. The total fair value of options that vested during 2006, 2005, and 2004 was $0.5 million, $5.5 million, and $10.3 million, respectively. No stock options were granted during 2006, 2005, and 2004.

Acknowledgement:

As requested in your July 5 letter, we acknowledge the following:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or wish to discuss, please contact me at 423-294-1309.

Sincerely,

/s/ Robert C. Greving
Robert C. Greving
Executive Vice President, Chief Financial Officer and Chief Actuary

cc:	Mr. Jim Atkinson
Division of Corporation Finance
United States Securities and Exchange Commission

Mr. Jim Peklenk
Division of Corporation Finance
United States Securities and Exchange Commission

Mr. John Gawaluck
Coordinating Partner
Ernst & Young LLP